PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10027765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 24 2010

Washington, DC
110

SEC FILE NUMBER
8- 41940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cantone Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

766 Shrewsbury Avenue
(No. and Street)

Tinton Falls (City) | NJ (State) | 07724 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter J. Walsh 732-450-3500 ext.121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pressman Ciocca Smith LLP
(Name – *if individual, state last, first, middle name*)

1800 Byberry Road, Suite 1100, Huntingdon Valley, PA 19006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantone Research, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT W. CROWTHER, III
Notary Public
State of New Jersey
My Commission Expires 02/10/2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Cantone

RESEARCH, INC.

CRI

The Art of Finding Small Cap Stocks with Big Growth Potential

DECEMBER 31, 2009

TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Notes to Financial Statements	3

PRESSMAN CIOCCA SMITH
THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cantone Research, Inc.

We have audited the accompanying statement of financial condition of Cantone Research, Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cantone Research, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Pressman Ciocca Smith LLP

February 17, 2010

Pressman Ciocca Smith LLP Certified Public Accountants and Management Consultants
1800 Byberry Road Suite 1100 Huntingdon Valley, PA 19006-3523 Tel. 215.947.2100 Fax. 215.947.7448 www.pcscpa.com

Cantone Research, Inc.

Statement of Financial Condition

December 31, 2009

ASSETS	
Cash and cash equivalents	$ 69,618
Deposits with clearing organization	56,228
Securities, trading, at market value	1,109,782
Securities, not readily marketable, at estimated fair value	196
Investments, at fair value	351,500
Advances to registered reps, net of allowance for doubtful accounts	500
Note receivable	58,000
Other receivable	4,167
Prepaid expenses	48,032
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation	26,423
	$ 1,724,446

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Line of credit	$ 265,000
Commissions payable	57,640
Accounts payable and accrued expenses	35,140
Securities sold, not yet purchased, at market value	10,155
TOTAL LIABILITIES	367,935
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	50,000
Additional paid - in capital	1,558,000
Accumulated deficit	(251,489)
	1,356,511
	$ 1,724,446

See accompanying notes.

NOTE A – BUSINESS AND ORGANIZATION

Cantone Research, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through First Clearing Corporation ("FCC").

NOTE B – SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), under which provision the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, and not otherwise hold funds or securities for, or owe money or securities to its customers.

NOTE C – SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition and Commission

Transactions in securities, including the related commission revenues and expenses, are recorded on a settlement-date basis, generally the third business day following the transaction date. There is no material effect on the financial statements if such transactions were recorded on a trade-date basis.

Investment Banking

Investment banking fees are recorded on the settlement date.

Securities and Investments

Securities and investments are recorded at fair value in accordance with the Fair Value Topic of the FASB Accounting Standards Codification.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Concentration of Credit Risk

At times throughout the year, the Company had cash balances in excess of Federally insured limits. Cash accounts at banks are currently insured by the FDIC up to $250,000.

Use of Estimates

Preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to be taxed as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statements. In New Jersey, "S" corporations pay a reduced rate corporate income tax and are subject to a minimum tax.

The Company adopted the provisions of FASB ASC 740, *Income Taxes*, effective January 1, 2009. FASB ASC 740, as updated by FASB ASU 2009-06, provides guidance on accounting for income taxes, including uncertain tax positions. Since the Company is not a tax paying entity, the implementation of FASB ASC 740 did not have an effect on the Company's financial position, results of operations or cash flows.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions. The Company is no longer subject to income tax audits for years before 2006.

NOTE D – DEPOSITS WITH CLEARING ORGANIZATION

The Company has entered into an agreement with FCC whereby all orders of the Company's customers to buy or sell securities are to be cleared through FCC on a fully-disclosed basis. Under this agreement, the Company is required to maintain a minimum deposit of $250,000 in cash or marketable securities. At December 31, 2009, the Company was in compliance with such requirement.

At December 31, 2009 deposits with FCC consist of the following:

Cash and cash equivalents (margin balance)	$ (66,367)
Commissions receivable	122,595
	$ 56,228

In addition, the Company also holds trading securities with a market value of $1,109,782 with FCC.

NOTE E – INVESTMENTS

At December 31, 2009, investments consisted of the following:

Certificate of Participation in secured promissory note and warrants from Radient Pharmaceuticals Corporation	$ 250,000
10% Subordinated Convertible Debentures Series A - American Bio Medica Corp.	100,000
200,000 shares – LMS Medical Systems, Inc.	500
AgChoice Farm Credit Classic common stock	1,000
	$ 351,500

NOTE F – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that consist with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

ASSETS	Level 1	Level 2	Level 3	Total
Securities – equity	$ 588,959	$ -	$ 196	$ **589,154**
Securities – debt	-	520,824	-	**520,824**
Investments	-	-	351,500	**351,500**
TOTAL	$ 588,959	$ 520,824	$ 351,696	**$ 1,461,478**

LIABILITIES	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased	$ 10,155	$ -	$ -	$ **10,155**

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Securities	Investments	Total
Beginning balance	$ 8	$ 361,000	$ **361,008**
Total gains or losses (realized/unrealized)	188	(9,500)	**(9,312)**
Purchases, sales, issuances and settlements	-	-	-
Transfers in and/or out of Level 3	-	-	-
Ending Balance	$ 196	$ 351,500	$ **351,696**
The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ 188	$ (9,500)	$ **(9,312)**

NOTE G – ADVANCES TO REGISTERED REPS

The Company enters into employment contracts ranging from one to three years with newly hired reps. Pursuant to the contracts, the Company makes interest-bearing advances to the reps in amounts up to $50,000. The advance is due in full at the end of the contract period. The contract contains incentives which, if achieved, may result in the forgiveness of the advanced amount. Such forgiveness is recorded as compensation expense in the period earned. As of December 31, 2009, these advances amounted to $500. The advances are secured by the licenses of the registered reps. When a registered rep leaves, the Company establishes an allowance for doubtful account based on a case-by-case evaluation of the collectability of the remaining advance.

NOTE H – NOTE RECEIVABLE

The note receivable from Radient Pharmaceuticals Corporation ("Radient") was scheduled to be repaid by December 1, 2009. The original interest rate was 12%. As a result of the default, the interest rate was increased to 18%. In connection with the note, the Company received a warrant to purchase up to 116,000 shares of Radient common stock, exercisable at $0.60 per share. In January 2010, the note was exchanged for 404,526 shares of Radient common stock and the exercise price of the warrant was reduced to $0.28 per share.

NOTE I – LINE OF CREDIT

The Company has available, through June 14, 2013, an unsecured line of credit of $500,000 with AGChoice Farm Credit. The line of credit is guaranteed by the sole stockholder and his spouse. The interest rate is at the bank's prime rate and is reset monthly based on the 15th day of the preceding month. The effective interest rate was 3.25% at December 31, 2009. At December 31, 2009, the outstanding balance was $265,000.

NOTE J – INCOME TAXES

The Company has not provided for deferred taxes for state income tax purposes because the Company's temporary differences are not material. The New Jersey state net operating loss ("NOL") of approximately $617,000 will be carried forward to offset future New Jersey taxable income. If not used, the carryforwards will expire as follows:

Year Ending December 31,	
2011	$ 39,000
2015	578,000
	$ 617,000

NOTE K – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company's net capital was $719,890, which was $619,890 in excess of its required net capital of $100,000. The Company's aggregate indebtedness/net capital ratio was 51%.

NOTE L – LEASES

The Company leases its main office in New Jersey under a lease that has been extended to March 31, 2012. Rental expense for 2009 amounted to $81,449.

The Company also leases office equipment under an operating lease at the rate of $507 per month. This lease expires in May 2011. Rental expense for office equipment for 2009 amounted to $10,255.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ending December 31,	
2010	$ 91,600
2011	87,547
2012	21,380
	$ 200,527

It is expected that, in the normal course of business, the leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum operating lease commitments will not be less than the expense incurred in 2009.

NOTE M – 401(K) PLAN

The Company provides a 401(k) profit sharing plan. The Company does not match the contributions by the participating, eligible employees.

NOTE N – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and legal proceedings which could arise in the ordinary course of its business. The Company is unable to estimate the magnitude of any future exposure at this time.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2009 settled with no adverse effect on the Company's financial condition.

NOTE O – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through February 17, 2010, the date the financial statements were available to be issued.

As described in Note H, in January 2010, the note receivable from Radient was exchanged for 404,526 shares of Radient common stock and the exercise price of the warrant was reduced to $0.28 per share.

PRESSMAN CIOCCA SMITH
THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder of
Cantone Research, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Cantone Research, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cantone Research, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Cantone Research, Inc.'s management is responsible for Cantone Research, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

Pressman Ciocca Smith LLP Certified Public Accountants and Management Consultants
1800 Byberry Road Suite 1100 Huntingdon Valley, PA 19006-3523 Tel. 215.947.2100 Fax. 215.947.7448 www.pcscpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be used and should not be used by anyone other than these specified parties.

Pressman Ciocca Smith LLP

February 19, 2010

PRESSMAN CIOCCA SMITH LLP